March 11, 2008
VIA FEDERAL EXPRESS
Blaise Rhodes, Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	GeneLink, Inc.
Form 10-KSB/A for Fiscal Year Ended
December 31, 2006
Filed October 16, 2007
File No. 000-30518
Dear Mr. Rhodes:
     On behalf of GeneLink, Inc. (the “Company”), enclosed herewith for filing is one complete unmarked copy of the Form 10-KSB/A, Amendment No. 2 to Form 10-KSB for the Year Ended December 31, 2006, proposed to be filed (the “2006 10-KSB/A”);
     We have also included for your convenience, three additional copies of the 2006 10-KSB/A, which have been marked to indicate the changes made to the Form 10-KSB/A filed October 16, 2007 (the “Prior Filing”).
     This letter is intended to be responsive to the Staff’s comments as set forth in the comment letter. To assist the Staff in its review of the Prior Filing, this letter indicates in each response the page(s) (on the unmarked copy) of the enclosed filing where the comment has been addressed.

Blaise Rhodes, Staff Accountant
March 11, 2008

     The Company’s responses to the Staff’s comments are follows.
Staff Comment Letter dated February 7, 2008

1	The disclosure on page 35 which states 4,139,452 shares of common stock were issued in connection with the convertible notes appears to be inconsistent with the disclosure here which states 4,539,450 shares of common stock. Please clarify and revise.

Response:

The total shares issued of 4,539,450 per the Statement of Stockholders’ Equity is correct.

We have revised the disclosure in Note 6 on page 35 of the unmarked copy of the 2006 10-KSB/A from 4,139,452 shares issued in connection with the convertible notes to state that 4,539,450 shares were issued in connection with the convertible notes.

2	Tell us why you recorded $129,550 as a reduction of additional paid in capital. It appears the amount was comprised of $72,150 in common stock plus the warrants and $57,400 in cash paid to the Administrative Agent for the issuance of the convertible notes. Please revise your disclosure to clarify.

Response:

The following paragraph will be added to Note 6 of the 2006 10-KSB/A, on page 36 of the unmarked copy:

In connection with the convertible secured promissory notes and shares of Common Stock issued, the Company issued 410,000 shares of Common Stock valued at $22,950, warrants to acquire 1,640,000 shares of Common Stock at an exercise price of $.05 valued at $49,200, and paid a cash commission of $57,400 to the Administrative Agent. The total costs of $129,550 have been recorded as a reduction of the proceeds in accordance with AICPA Technical Practice Aid 4110.01.

3	We noted from your disclosure and your response to comment one in our letter dated August 9, 2007 that you are recognizing revenue from the proprietary genetic indicator tests partially when the kits

Blaise Rhodes, Staff Accountant
March 11, 2008

are sold and partially when they are presented to the lab for testing. Please explain how you analyzed EITF 00-21 (specifically paragraph 9) in concluding that the revenue from your sale of the kit and lab services should be recognized separately. Your detailed discussion should specifically address whether you receive a separate fee for the kit and a separate fee for the lab services or if the fee charged for the kit includes the lab services, if your kits can be analyzed by other labs, whether your lab analyzes kits from other companies, how you determined the kit and the lab services have standalone value to the customer and the objective and reliable evidence of the fair value of each of these items.

Response:

GeneLink receives separate fees for its DNA collection kits and for the lab services, and in some cases a “genetically guided” product enabled by the results of the lab service. Upon entering in a distribution arrangement with GeneLink, a distributor will order DNA collection kits at a price negotiated between GeneLink and the distributor. Upon the distributor receiving from a customer of such distributor an order for the lab test and genetically guided skin care or nutrition product that the distributor is selling, a sample of the customer’s DNA will be obtained and the customers’ DNA sample will be sent to the lab for analysis. At that time the distributor will be charged an agreed upon price for the lab services and any customized products being sold by GeneLink to the distributor. The DNA collection kit, lab services and any GeneLink custom products sold to the distributor are separate products, not components of the same product and charges for DNA collection kit, lab services and custom products are handled separately.

The price for each of the DNA collection kits, the lab services and any custom products come about through arms-length negotiations between GeneLink and its distributors and are based upon the costs incurred by GeneLink for the DNA collection kits, lab services and custom products. The relative prices charged by GeneLink for the DNA collection kits, lab services and custom products and the agreement of its distributors to pay the negotiated prices for the DNA collection kits, lab services and custom products are what GeneLink relies upon in determining the fair value of each item.

The DNA collection kits could be sent to any lab for testing so long as the lab understands how to run the tests and are not proprietary to the lab currently used by GeneLink. It is possible that in the future GeneLink

Blaise Rhodes, Staff Accountant
March 11, 2008

could utilize multiple labs. The lab used by GeneLink analyses DNA samples from clients other than GeneLink. GeneLink has no economic interest in the lab and to GeneLink’s knowledge the lab does not own any GeneLink common stock (it is not a record owner).

Upon termination of a distribution arrangement, GeneLink is not required to repurchase any DNA collection kits remaining in the possession of the distributor. Typically, only a small number of DNA collection kits are purchased at any time. The distributor has some period after the end of the distribution arrangement to sell off any remaining DNA collection kits. If it does, GeneLink will provide the lab services for each kit sold. This arrangement is similar to license arrangements that allow licensees to sell remaining inventory for some agreed upon period after the termination of the licensing arrangement.

These criteria meet the revenue recognition criteria per FASB EITF 00-21 in that there is a standalone value to owning the genetic testing kits. An individual could send these kits to the lab of his or her choice if they choose not to use GeneLink’s lab services vendor.

4	We note that the balance shown of $214,763 in the supporting schedule for other assets as of December 31, 2006, and total other assets on page 24 of $380,675, are inconsistent. Please reconcile.

Response:

The difference relates to the $165,912 of debt issuance costs which will now be disclosed as debt issue discount per comment #5 below. The total for other assets per the Balance Sheet on page 24 of the unmarked copy of the 2006 10-KSB/A will be adjusted to $214,763.

5	We have reviewed your response to comment five in our comment letter dated August 9, 2007 noting you state you have recorded the convertible debt issued with common stock in accordance with APB 14. This response does not appear to be consistent with how the transaction was recorded in the financial statements. Please address the following issues:

•	It appears from the disclosure in the Consolidated Statements of Changes in Stockholders’ Equity (Deficiency) on page 27 that the shares of common stock issued in connection with the convertible notes were recorded at the fair value of the common

Blaise Rhodes, Staff Accountant
March 11, 2008

stock at the time of issuance and not the relative fair value. Please refer to the guidance in paragraph (16) of APB No. 14. Please clarify and revise.

•	It appears the $165,912 recorded as debt issuance costs in Other Assets that are being amortized over the term of the convertible notes actually represent the relative fair value of the common stock issued in connection with the convertible notes. Please note that the relative fair value of an equity instrument issued in connection with convertible debt should be recorded as a debt discount and amortized over the term of the loan to interest expense under the effective interest method. Refer to the guidance in paragraph (17) of APB No. 14. Please clarify and revise.

Response:

Per our response to the SEC Comment Letter dated August 9, 2007, please be advised that the shares of common stock issued in connection with the convertible notes were recorded at the relative fair value per APB No. 14.

In accordance with APB No. 14, the Company used the relative fair value calculation for the securities as a starting point. Upon calculation of the FMV of the stock and the note, the Company allocated the proceeds received between stock and note based on its percentage of the total FMV.

For example: Bridge loan of $20,000 was received. The FMV of the loan was taken at $20,000 and the 40,000 shares of stock were taken at their FMV, for this example using $.05/share. The stock price would be $2,000. Using these examples the $20,000 would be discounted based on $20,000/$22,000 = $18,181. The difference of $1,819 in proceeds was allocated to the stock issued and put into loan issuance costs to be amortized over the term of the loan. Stock FMV at each bridge loan issuance was based on the quoted stock price on the day of the loan.

The Company has recalculated amortization of the debt discount using the effective interest method. Amount amortized to interest expense as originally filed was $14,985. Amount amortized to interest expense as adjusted is $8,905. Please see the revised financial statements and revised footnote 10 to the 2006 10-KSB/A.

Blaise Rhodes, Staff Accountant
March 11, 2008

6	We have reviewed your response to comment five in our comment letter dated August 9, 2007, noting you did not assess a value to the conversion feature of the debt due to the lack of marketability. It appears that the effective conversion price of the notes based on the proceeds allocated to the notes under the relative fair value approach of APB 14 would be less than the stated conversion price of $.05. This intrinsic value would then be recorded as a reduction to the carrying amount of the notes and amortized to interest expense over the term of the notes. Please refer to the guidance in paragraphs (5-7) and (19) of EITF 00-27.

Response:

The Company has calculated the intrinsic value of the conversion feature based on paragraphs (5-7) and (19) of EITF 00-27. The resulting discount is $165,578, and amortization is $13,070 for the year ended December 31, 2006. Please see the revised financial statements and revised footnote 10 to the 2006 10-KSB/A.
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the enclosed filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the enclosed filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Monte E. Taylor, Jr.
Monte E. Taylor, Jr.
Chief Executive Officer